

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

John Power
Chief Executive Officer
Athena Gold Corp.
2010 A Harbison Drive
Suite 312
Vacaville, CA 95687

>   **Re: Athena Gold Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 17, 2022**
>   **File No. 333-265676**

Dear Mr. Power:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clifford L. Neuman, Esq.